



02006390

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40963 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CARLIN EQUITIES, CORP.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

| **New York,** | **NY** | **10020** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Salvatore Risi** **212-332-2612**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **787 Seventh Avenue** | **New York** | **NY** | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



# OATH OR AFFIRMATION

I, Jeffrey Ervine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Carlin Equities, Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JACQUELINE C. OVALLES
Notary Public, State Of New York
No. 01OV6062880
Qualified In Kings County
Commission Expires August 20, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carlin Equities Corp. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

## Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Stockholders
Carlin Equities Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Carlin Equities Corp. and Subsidiaries (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Carlin Equities Corp. and Subsidiaries at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2002

# Carlin Equities Corp.

## Consolidated Statement of Financial Condition

December 31, 2001

| **Assets** | |
|---|---|
| Cash and cash equivalents | $ 1,545,525 |
| Receivable from clearing broker | 13,507,004 |
| Securities owned, at market value | 284,741 |
| Investment in affiliate | 390,000 |
| Commissions receivable | 740,776 |
| Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $1,159,147 | 2,574,202 |
| Equipment under capital lease net of accumulated depreciation of $435,762 | 541,823 |
| Due from affiliates | 725,924 |
| Other assets | 1,488,931 |
| Total assets | $ 21,798,926 |
| | |
| Liabilities and stockholders' equity | |
| Liabilities: | |
| Commissions payable | 3,266,215 |
| Accounts payable and accrued expenses | 6,736,762 |
| Securities sold, not yet purchased, at market value | 255,955 |
| Obligations under capital lease including interest payable | 1,136,661 |
| Total liabilities | 11,395,593 |
| | |
| Minority interests in net assets of subsidiaries | (21,274) |
| | |
| Stockholders' equity | 10,424,607 |
| | |
| Total liabilities and stockholders' equity | $ 21,798,926 |

*See accompanying notes.*

## 1. Organization

Carlin Equities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. Securities transactions for the Company's customers are cleared through and carried by Spear, Leeds & Kellogg, a New York Stock Exchange member firm ("clearing broker"), on a fully disclosed basis. Futures transactions are cleared through Refco Securities, LLC ("REFCO"). The Company is also engaged in proprietary trading of securities.

The consolidated statement of financial condition includes the accounts of the Company and its 80% owned subsidiaries, Carlin Futures LLC and GTP Futures, LLC, as well as its wholly-owned subsidiary The Street Direct, LLC ("TSD").

Carlin Futures LLC and GTP Futures LLC are registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association. TSD is registered as a broker-dealer with the SEC and is a member of the NASD. Carlin Futures LLC, GTP Futures LLC, and TSD act as introducing brokers for which they earn commissions. All transactions for the customers of Carlin Futures LLC, GTP Futures LLC and TSD are cleared through and carried by the clearing broker on a fully disclosed basis.

## 2.Significant Accounting Policies

Furniture, fixtures and equipment are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding seven years.

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. All intercompany accounts and transactions have been eliminated for purposes of consolidation.

The Company and its subsidiaries record securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at market based on quoted prices.

**2.Significant Accounting Policies (continued)**

The Company and its subsidiaries consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company has elected to operate under Subchapter S of the Internal Revenue Code and, consequently, is not subject to federal and certain state income taxes. Accordingly, the stockholders of the Company are individually liable for the taxes on their share of the Company's net income for federal and certain state income tax purposes.

**3. Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased, are stated at quoted market values. Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the consolidated statement of financial condition.

**4. Receivable from Clearing Broker**

The clearing and depository operations for the Company's, its subsidiaries' and customers' securities transactions are provided by the clearing broker pursuant to a clearance agreement.

At December 31, 2001, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing broker reflected on the consolidated statement of financial condition are security positions with and amounts due from this clearing broker.

The Company and its subsidiaries do not carry accounts for customers or perform custodial functions related to customers' securities. The Company and its subsidiaries introduce all of their customer transactions, which are not reflected in this consolidated statement of financial condition, to the clearing broker, which maintains the customers' accounts and clears such transactions.

**4. Receivable from Clearing Broker (continued)**

For transactions in which the Company and its subsidaries, through its clearing broker, extends credit to customers, the Company and its subsidiaries seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company, its subsidiaries, and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company and its subsidiaries have agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these transactions.

**5. Net Capital Requirements**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness and net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $2,567,214, which exceeded its requirement of $676,741 by $1,890,473. The Company's ratio of aggregate indebtedness to net capital was 3.96 to 1.

TSD is also subject to the Rule. At December 31, 2001, TSD had net capital of $552,675, which was $452,675 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.07 to 1.

Carlin Futures LLC is subject to the minimum financial requirements adopted and administered by the CFTC (Regulation 1.17). At December 31, 2001, Carlin Futures LLC had adjusted net capital of approximately $358,000, which was $328,000 in excess of the minimum required under the regulations of the CFTC.

**5. Net Capital Requirements (continued)**

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

**6. Commitments**

The Company's main branch in New York currently rents its office space via a verbal agreement with its clearing broker ("Second Floor Lease"). In addition, the Company has a verbal agreement with a related company owned by the same stockholders for the use of office space, utilities and certain office equipment ("Twelfth Floor Lease"). The Company incurs the lease payment obligations in return for the use of the premises and the equipment. The Twelfth Floor Lease agreement is on a month-to-month basis and can be terminated at any time by either party without incurring any liabilities. The approximate aggregate minimum future lease payments under both the Second Floor Lease and the Twelfth Floor Lease are as follows:

| Year ending December 31: | |
|---|---|
| 2002 | 811,000 |
| 2003 | 815,000 |
| 2004 | 815,000 |
| 2005 | 418,000 |
| Thereafter | – |
| | $ 2,859,000 |

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

The Company has leased computer equipment under capital leases. These leases will expire in 2002 and 2003. The approximate aggregate future minimum lease payments are as follows:

**6. Commitments (continued)**

| Year ended December 31: | |
|---|---|
| 2002 | 404,000 |
| 2003 | 357,000 |
| | $ 761,000 |

There are no executory costs included in the aggregate future minimum lease payments, however; the payments do include $222,704 of imputed interest to reduce the minimum lease payments to present value.

**7. Concentration of Credit Risk**

The Company maintains cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

**8. Related Party Transactions**

Effective January 1, 2001, the Company commenced a revenue-sharing agreement with one of its affiliates, under which the shareholder receives a rebate of the Company's interest income earned on the affiliate's credit balances.

In addition, during December 2001, the Company forgave a $5.5 million receivable balance from a shareholder of an affiliate because it was unable to pay the balance. The balance was non-interest bearing and was due upon demand. The affiliate and the Company have common ownership. The write-down of the receivable balance is reflected in shareholders' equity at December 31, 2001

Due from affiliates represents noninterest bearing cash advances for various expenses payable on demand.

The Company earned commissions from Generic Trading of Philadelphia, LLC, a related company whose managing member is a shareholder of the Company.

**9. Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Carlin Equities Corp. and Subsidiaries

December 31, 2001
with Report Independent Auditors